UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NetGain Development, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   154708 101
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                                 (CUSIP Number)

George E. Rigopoulos                                   Infacoma Enterprises Ltd.
  Terpschoris 27                                            P.O. Box 70083
GR 166 71 Vouliagmeni                                     GR 166 10 Glifada
  Athens, Greece                                            Athens, Greece

                                 With a copy to:

                          Alberto de Cardenas, Esquire
                                Broad and Cassel
                            201 South Biscayne Blvd.
                                   Suite 3000
                              Miami, Florida 33131
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 21, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP NO.   154708 101
-----------------------------------------------------
----------- ---------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            George E. Rigopoulos
----------- ---------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
----------- ---------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ---------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            PF
----------- ---------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
----------- ---------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Greece
----------------------------- --------- -----------------------------------------------------------
                                 7      SOLE VOTING POWER
            NUMBER OF                   200,000
              SHARES          --------- -----------------------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   850,000
              EACH            --------- -----------------------------------------------------------
            REPORTING            9      SOLE DISPOSITIVE POWER
             PERSON                     200,000
              WITH            --------- -----------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        850,000
----------- ---------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,050,000
----------- ---------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]
----------- ---------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.0%
----------- ---------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                      IN
----------- ---------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------
CUSIP NO.   154708 101
-----------------------------------------------------
----------- ---------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Infacoma Enterprises Ltd.
----------- ---------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
----------- ---------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ---------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
----------- ---------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                          [ ]
----------- ---------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cyprus
----------------------------- --------- -----------------------------------------------------------
                                 7      SOLE VOTING POWER
             NUMBER OF                  0
              SHARES          --------- -----------------------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   850,000
               EACH           --------- -----------------------------------------------------------
            REPORTING            9      SOLE DISPOSITIVE POWER
              PERSON                    0
               WITH           --------- -----------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        850,000
----------- ---------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            850,000
----------- ---------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]
----------- ---------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.7%
----------- ---------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                       CO
----------- ---------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

                 This Statement on Schedule 13D relates to shares of common stock, $.0001 par value per share (the "Common Stock"), of NetGain Development, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive office is located at 152 West 57th Street, 40th Floor, New York, NY 10019.

         ITEM 2. IDENTITY AND BACKGROUND.

                 (a) This Schedule 13D is being filed on behalf of George E. Rigopoulos and Infacoma Enterprises Ltd. ("Infacoma").

                 (b) The business address of Mr. Rigopoulos and Infacoma is P.O. Box 70083, GR 166 10 Glifada, Athens, Greece.

                 (c) Mr. Rigopoulos is the majority shareholder of Infacoma. Mr. Rigopoulos' principal occupation is Chief Executive Officer and manager of Infacoma. Infacoma is a company chartered in Cyprus principally engaged in the business of providing consulting, investment and human resource services. Other executive officers and directors include Anthony Papntoniou.

                 (d) During the last five years, neither Mr. Rigopoulos nor Infacoma nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, neither Mr. Rigopoulos nor Infacoma was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Rigopoulos is a citizen of Greece. Infacoma is a company chartered under the laws of Cyprus.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Mr. Rigopoulos owns individually 200,000 shares of Common Stock. The shares were purchased for $.0064935 per share or $1,299 in the aggregate utilizing Mr. Rigopoulos' personal funds. Infacoma owns 850,000 shares of common stock. These shares were purchased for $.0064935 per share or $5,519 in the aggregate utilizing working capital.

         ITEM 4. PURPOSE OF TRANSACTION.

                 Mr. Rigopoulos and Infacoma purchased the shares of Common Stock to effect certain changes in the Issuer's Board of Directors, management and business. Specifically, Mr. Rigopoulos plans to replace the Issuer's Board of Directors and management and develop and implement a business plan providing for the Issuer's growth. While the Issuer is developing its business plan, Mr. Rigopoulos and Infacoma may suggest proposals which may result in further change to the Board of Directors, a change in the capitalization or other changes to the Issuer.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                 (a) (b) Mr. Rigopoulos may be deemed to beneficially own an aggregate of 1,050,000 shares or 7.0% of the total shares outstanding of the Issuer. Such shares include 200,000 held of record by Mr. Rigopoulos and with respect to which Mr. Rigopoulos may be deemed to have sole voting and dispositive power. Such shares also include 850,000 shares owned of record by Infacoma for which Mr. Rigopoulos is deemed to have shared voting and dispositive power. Infacoma may be deemed to beneficially own an aggregate of 850,000 shares or 5.7% of the total shares of the Issuer and with respect to which it may be deemed to have shared voting and dispositive power.

                 (c) Not applicable.

                 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                 (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 None.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit A - Joint Filing Statement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 1999                         /S/ GEORGE E. RIGOPOULOS
                                          --------------------------------------
                                          GEORGE E. RIGOPOULOS

December 16, 1999                         INFACOMA ENTERPRISES LTD,
                                          a company chartered in Cyprus

                                          By: /S/ GEORGE E. RIGOPOULOS
                                             -----------------------------------
                                          Name: GEORGE E. RIGOPOULOS
                                               ---------------------------------
                                          Title: CEO
                                                --------------------------------

                                    EXHBIT A

                             JOINT FILING STATEMENT

                  Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of NetGain Development, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

December 16, 1999                         /S/ GEORGE E. RIGOPOULOS
                                          --------------------------------------
                                          GEORGE E. RIGOPOULOS

December 16, 1999                         INFACOMA ENTERPRISES LTD.,
                                          a company chartered in Cyprus

                                          By: /S/ GEORGE E. RIGOPOULOS
                                             -----------------------------------
                                          Name: GEORGE E. RIGOPOULOS
                                               ---------------------------------
                                          Title: CEO
                                                --------------------------------